MANAGEMENT’S DISCUSSION & ANALYSIS

MARCH 31, 2020

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

This Management’s Discussion and Analysis (“MD&A”) is an overview of all material information about SilverCrest Metals Inc.’s (the “Company” or “SilverCrest”) operations, liquidity, and capital resources for the three months ended March 31, 2020. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019, and the related notes contained therein which have been prepared under International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2019 and 2018, and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the IASB. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2019 (the “AIF”), is available on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively, and the first and second half of the Company’s fiscal years are referred to as “H1” and “H2”, respectively. All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is May 12, 2020. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. In addition, these statements include, but are not limited to the future price of commodities, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, the impact of the COVID 19 pandemic on operations and on the timing and completion of exploration programs, technical reports and studies, including the Company’s feasibility study on the Las Chispas property scheduled for Q4, 2020, the success of exploration and development activities and mining operations, the timing of construction and mine operation activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of exploration and production operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated cost and the ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, volatility in the price of silver and gold, discrepancies between actual estimated production, mineral resources and metallurgical recovery, mining operational and development risks, regulatory restrictions, activities by governmental authorities and changes in legislation, community relations, the speculative nature of mineral exploration, the global economic climate, loss of key employees, additional funding requirements and defective title to mineral claims or property and the ultimate impact of the COVID 19 pandemic on operations. While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID 19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and Chief Executive Officer of the Company, who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended, and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to Industry Guide 7. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not be converted to mineral reserves; they may be included in feasibility or pre-feasibility studies but are normally treated as waste. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 historically only permitted issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with SEC Industry Guide 7.

COVID-19

The Company’s business could be adversely affected by the effects of the recent outbreak of respiratory illness caused by COVID-19. Since early March 2020, several significant measures have been implemented in Canada, Mexico and the rest of the world by authorities in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill programs, construction plans, ongoing feasibility study and other factors that depend on future developments beyond the Company’s control. In addition, the significant outbreak of a contagious disease has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in a potential economic downturn that may negatively impact the Company’s financial position, financial performance, cash flows, and its ability to further raise capital. The Company continues to operate its business and move its Las Chispas property forward; however, exploration and underground development at Las Chispas has temporarily been suspended due to Company COVID-19 protocol. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on the Company’s exploration and development activities, including the impact on timing of its planned feasibility study, cannot be reasonably estimated at this time.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

1. DESCRIPTION OF BUSINESS

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value- added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating silver/gold mines in the Americas.

At March 31, 2020, the Company had a total of four Mexican exploration properties: Las Chispas, Cruz de Mayo, Angel de Plata, and Estacion Llano. The Company’s current focus is the Las Chispas Property (or the “Property”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Property is in a prolific mining area with nearby precious metal producers and consists of 28 concessions totaling approximately 1,400 hectares. The Company has now identified 42 epithermal veins on the Property. Only 10 of these 42 veins were included in the preliminary economic assessment technical report entitled “Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico”, effective May 15, 2019, as amended and dated July 19, 2019 (the “PEA”), available on SEDAR (www.sedar.com) or the Company’s website (www.silvercrestmetals.com). It is anticipated that between 13 to 18 of the 42 veins will be incorporated into the reserve estimation, with additional veins to be recorded in the Company’s resource, for the feasibility study scheduled for completion during Q4, 2020, subject to resolution of the COVID-19 pandemic.

The 42 veins identified on the Property are low to intermediate sulfidation epithermal veins ranging from 0.5 to 11 metres wide (true width). Veins consist of quartz with calcite veining, stockwork, and or breccia. The in-situ precious metal value within the discovered veins to date is approximately 50/50 silver and gold and contains minor base metals. High-grade areas or zones in a vein are controlled by structures, bedding contacts, proximity to intrusive dykes, and geochemical characteristics. A majority of the defined veins are exposed at the surface with many having historic shallow workings. High-grade discoveries are being made on faulted extensions of unmined veins and down plunge high-grade extensions away from historic workings. To the Company’s knowledge, all discoveries to date had not been drill-tested until SilverCrest initiated its program in 2016.

Details of the Company’s other properties are available in the AIF and on the Company’s website, www.silvercrestmetals.com.

2. HIGHLIGHTS

The Company’s key events and highlights from January 1, 2020 to the date of this MD&A, include the following:

Las Chispas Project Exploration Program

Exploration Drilling

The Company completed 76,000 metres of infill and expansion drilling during Q1, 2020 (54,000 metres in-fill and 22,000 metres expansion) and plans for in-fill and expansion drilling for the remainder of 2020 are currently not determinable due to the COVID-19 pandemic. As of March 31, 2020, the Company had drilled a cumulative 1,427 holes for 378,000 metres since inception. Results since February 2019 (drilling cut-off date for the PEA) are expected to be presented in a sixth technical report, the feasibility study, now anticipated in Q4, 2020, subject to resolution of the COVID-19 pandemic.

From January 1, 2020, the Company announced further in-fill and expansion drill results, which included:

•     Expansion of the Babi Sur Vein (news release dated January 20, 2020);

•     Discovery of Area 200 zone and additional drill results from the Babicanora Norte Vein (news release dated February 18, 2020); and

•     Expansion of the Babi Vista Vein (news releases dated March 9, 2020 and May 12, 2020).

Other ongoing site work during Q1, 2020 included feasibility assessment work, vein drifting and stockpiling of the Babicanora Vein material (see below), an extensive metallurgical test program (see news release dated March 5, 2020), drilling a large diameter well for site water, and permitting for various additional work.

During Q1, 2020, the Company incurred $21.9 million of expenses at Las Chispas (refer to the table, below, and “6. Financings – Use of Proceeds”), for a cumulative total of $104.1 million since inception.

The following table details the cumulative exploration and evaluation expenditures at the Company’s Las Chispas Property:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

	Cumulative to	Expenditures	Cumulative to	Expenditures	Cumulative to
	December 31,	during the	December 31,	during the	March 31,
	2018	year	2019	period	2020
Exploration and evaluation expenditures:
Assays	2,812,567	2,842,241	5,654,808	467,012	6,121,820
Decline construction and underground workings	-	11,355,564	11,355,564	6,925,990	18,281,554
Depreciation	93,067	125,127	218,194	88,940	307,134
Drilling	17,512,601	24,024,913	41,537,514	10,022,271	51,559,785
Field and administrative costs	2,122,228	3,083,029	5,205,257	980,769	6,186,026
Salaries and remuneration	2,473,324	3,465,149	5,938,473	1,319,058	7,257,531
Share-based compensation	750,841	2,358,262	3,109,103	578,413	3,687,516
Technical consulting services and studies	644,415	3,028,330	3,672,745	1,487,609	5,160,354
TOTAL	$26,409,043	$50,282,615	$76,691,658	$21,870,062	$98,561,720

To March 31, 2020, the Company had also capitalized acquisition costs of $5,489,773 for the Las Chispas Property for total cumulative costs of $104.1 million since inception.

Underground work and stockpile

During Q1, 2020, the Company completed approximately 1,460 metres of underground development, including 320 metres of in-vein development, and stockpiled an additional estimated 10,400 tonnes of mineralized material. By the end of April, 2020, cumulatively, the Company had completed approximately 4,300 metres of underground development, including 980 metres of in-vein development, and stockpiled approximately 38,100 tonnes of mineralized material with an estimated diluted grade of 1,000 AgEq.

The Company had originally planned to complete 5,400 metres of development in 2020, including in-vein drifting, and to add an additional 52,000 tonnes of mineralized material to its stockpile. This projection, along with the timing of completion of the Company’s feasibility study are now subject to change pending the resolution of the COVID-19 pandemic.

COVID-19 Update

As announced on March 30, 2020, in collaboration with Mexican government agencies, the Company suspended its ongoing exploration and underground development work at Las Chispas to limit potential exposure of personnel and nearby communities of the virus.

On May 5, 2020, the Mexican government has announced that mines will be allowed to reopen in the State of Sonora with strict COVID-19 protocols starting on May 18, 2020. The Company plans on slowly and cautiously restarting activities with an initial remote isolated camp to minimize physical contact with surrounding communities. Re-integration into the local communities will be based on success of the remote camp and local COVID-19 status. The Company plans to begin with seven (7) surface exploration drills, focusing on Babi Vista Vein in-fill and expansion for inclusion in the ongoing resource estimation, reserve and frontend mine schedule. In addition, the Company will restart its construction work with the continuation of raise boring for a ventilation shaft on the Babicanora Vein and construction of administrative offices and warehouse. Underground development, with out-of-state contractors, may restart in early summer, depending on local COVID-19 status and implementation of the appropriate contractor health and safety protocols.

Due to the impact that COVID-19 has had on the Company, the resource estimate is continuing at a slower pace, resulting in a schedule shift into Q4, 2020 for feasibility study completion. With this extension in the feasibility schedule, the Company plans to allocate extra time to; 1) add further drill results beyond the previous March 1, 2020 assay cut-off date for resource estimation; 2) optimize resource estimation, mine design and schedule with emphasis on frontend high-grade production including the Babi Vista Vein; 3) finalize site power selection to potentially reduce operating costs; and 4) optimize the process gravity circuit for increased confidence in operations. Other ongoing feasibility work is nearing completion (June 2020) for the process facility design, capital costs and operating costs. The Company also anticipates completing its Basic Engineering study as planned by the end of June 2020.

Corporate Update

During Q1, 2020, corporate highlights included the following:

•     On January 10, 2020, completion of a private placement with SSR Mining Inc. (“SSR Mining”) of 1,819,074 common shares at a price of $7.28 per common share for gross proceeds of $13.2 million.

•     Issuance of 899,500 common shares at prices ranging from $0.16 to $4.54 per share for gross proceeds of $798,110 upon the exercise of stock options.

•    On March 11, 2020, the Company entered into an agreement with National Bank Financial (“NBF”) on behalf of a syndicate of underwriters for a prospectus offering, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 9,100,000

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

common shares of the Company at a price of $8.25 per common share for aggregate gross proceeds to the Company of $75.1 million. On March 17, 2020, NBF, on behalf of the syndicate of underwriters, served notice on the Company purporting to terminate their obligations under the agreement on the basis of the COVID-19 pandemic and its adverse effect on financial markets. The Company’s position is that the underwriters had no basis for terminating the agreement and intends to pursue its legal remedies against NBF for breach of its obligations under the agreement.

Subsequent events

Corporate developments after March 31, 2020 include:

•    On April 17, 2020, the Company completed a non-brokered private placement of 13,465,001 common shares at a price of $7.50 per common share for gross proceeds of $101.0 million, representing an over-subscription of approximately $26.0 million. The Company incurred $911,175 of related capital stock issue costs.

•     On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 common shares at a price of $7.50 per common share for gross proceeds of $27.0 million. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. Subsequently, SSR Mining sold these shares to a corporation beneficially owned by Mr. Eric Sprott, leaving SSR Mining with ownership of 7.1% of the outstanding shares of the Company.

•     Issuance of 30,500 common shares at prices ranging from $1.88 to $3.24 per share for gross proceeds of $68,970 upon the exercise of stock options.

3. SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company’s unaudited condensed consolidated interim financial statements, for each of the eight most recently completed financial quarters:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2020	2019	2019	2019	2019	2018	2018	2018
Comprehensive loss for the period	(16,653,602)	(20,865,233)	(14,866,541)	(14,063,488)	(9,473,597)	(5,522,035)	(5,258,146)	(4,852,961)
Loss per share - basic and diluted	(0.15)	(0.23)	(0.17)	(0.16)	(0.11)	(0.07)	(0.07)	(0.07)

Comprehensive losses include exploration and evaluation expenditures at the Las Chispas project, which increased significantly during 2019 and 2020 due to a greater number of drill rigs operating, the commencement of underground work, and costs relating to technical studies such as the PEA and feasibility study. In addition, during and after Q2, 2019, comprehensive losses included significant share-based compensation expenses recorded on the vesting of stock options and the added costs associated with the Company graduation to the Toronto Stock Exchange (“TSX”) in August 2019. The increase in comprehensive loss in Q1, 2019 was a result of foreign exchange loss and share-based compensation on the vesting of stock options.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

4. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During Q1, 2020, comprehensive loss was $16,653,602, compared to $9,473,597 for Q1, 2019. The significant variations between these periods included the following:

	Three Months Ending
	March 31,			Variance Explanation
	2020	2019	Variance
Exploration and evaluation expenditures	21,870,062	6,441,702	15,428,360	Increased exploration and evaluation activity at the Las Chispas project since Q1, 2019 including additional drill rigs and increased work on the decline construction and underground development.
Foreign exchange (gain) loss	(6,814,388)	952,342	(7,766,730)

During Q1, 2020 the Company held a significantly larger amount of US dollar cash and cash equivalents and the US dollar appreciated compared to the Candian dollar during Q1, 2020. As at March 31, 2020, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $94.2 million (December 31, 2019 – $14.5 million) and Mexican peso cash and cash equivalents of $197,416 (December 31, 2019 – $432,952) both presented in Canadian dollar equivalents.

Share-based compensation	686,567	1,234,024	(547,457)

The Company granted fewer stock options during 2019 as opposed to 2018, which led to fewer options vesting during Q1, 2020 as compared to Q1, 2019. Additionally, stock options granted during Q4, 2019 vest over a three year period while options granted during Q4, 2018 vested over a one year period.

Interest income	(517,477)	(309,885)	(207,592)	Held a greater amount of interest-bearing cash and cash equivalents.
Remuneration	428,860	275,518	153,342	Higher head-count compared to Q1, 2019 and increased compensation packages as a result of performance reviews in Q4, 2019.
Professional fees	340,707	232,089	108,618

Increased legal and accounting fees for the incomplete bought deal financing; increased consulting fees to enhance company wide IT services and programs; and increased accounting and tax services to assist with ongoing continuous disclosure filings and special project tax work.

General and administration	320,037	230,689	89,348

Given the large increase in Company activity, there was an increase in associated general and administrative costs such as insurance as well as an increase in regulatory costs associated with graduating to the TSX from the TSX Venture Exchange during Q3, 2019.

Marketing	118,033	205,038	(87,005)	Decreased travel activities to have personnel attend trade and road shows. The COVID-19 outbreak during March 2020 decreased marketing activities such as investor and analyst site tours.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

During Q1, 2020 and 2019, exploration and evaluation expenditures were $21,870,062 and $6,441,702, respectively. The significant variations between these periods included the following:

	Expenditures	Expenditures
Exploration and	during Q1,	during Q1,
evaluation expenditures	2020	2019	Variance	Explanation of variance
Assays	$467,012	$291,730	$175,282	As the Company drilled significantly more exploration holes during Q1, 2020, a much larger number of core samples were sent for assaying.
Decline construction and underground workings	6,925,990	661,612	6,264,378	The Company started the construction of an exploration decline during Q1, 2019, and the amount of work on the decline has continued to increase since inception. Recent work includes drifting along the vein, rehabilitating the
				Babicanora Central adit, and building related underground infrastructure.
Drilling	10,022,271	3,833,642	6,188,629	Since Q1, 2019, the Company has greatly increased the number of drill rigs active at site to ensure a sufficient number of in-fill drill holes were completed to target the conversion of inferred to measured and indicated resources. A large number of expansion holes were also drilled and the total number of metres completed during
				Q1, 2020 was 76,000 metres (Q1, 2019 - 29,000 metres).
Field and administrative costs	980,769	194,118	786,651	Given the large increase in activity at Las Chispas since Q1, 2019, there was an increase in associated administrative costs as well as an increase in the amount of supplies and other consumeables used at site.
Salaries and remuneration	1,319,058	471,365	847,693	Due to the significant increase in activity at Las Chispas, the Company underwent a large workforce ramp-up since Q1, 2019.
Technical consulting services and studies	1,487,609	432,254	1,055,355	Since Q1, 2019, the Company completed the PEA and began work on the Feasibilty Study. As a result, it engaged a number of technical consultants.

The Company currently has no proven or probable reserves and, based on information to date, has not yet determined whether its Las Chispas Project contains economically recoverable ore reserves. Consequently, the Company considers itself to be an exploration stage company and has expensed all costs related to decline construction and underground workings.

5. LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date through the issuance of common shares. The Company currently has no operations from which to derive revenues.

Assets

At March 31, 2020, the Company held $114.7 million (December 31, 2019 – $110.4 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2019 to March 31, 2020 include:

•$14.3 million (Q1, 2019 – $7.0 million) used in operating activities (see “5. Results of Operations and Financial Condition”); and

•$13.6 million (Q1, 2019 – $727,646) generated by financing activities, primarily from the completion of the private placement with SSR Mining and the exercise of options. See “2. Highlights – Corporate Update”.

The amounts receivable balance of $513,336 (December 31, 2019 – $617,873) as of March 31, 2020, consisted primarily of $34,862 (December 31, 2019 – $36,428) due from Goldsource Mines Inc. (“Goldsource”, see “8. Related Party Transactions”), interest receivable of $115,598 (December 31, 2019 – $216,504), and $344,077 (December 31, 2019 – $341,294) due from related parties.

Taxes receivable increased to $8.1 million (December 31, 2019 – $8.0 million) as of March 31, 2020, which consisted of value added taxes (“IVA”) in Mexico of $8.0 million (December 31, 2019 – $7.9 million) and goods and services taxes in Canada of $112,924 (December 31,

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

2019 – $101,972) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded the majority of the receivable as non-current.

Property and equipment increased to $3.8 million (December 31, 2019 – $2.8 million) primarily due to construction in progress costs associated with the construction of buildings and equipment and the purchase of vehicles for use at Las Chispas.

Liabilities

As at March 31, 2020, accounts payable and accrued liabilities amounted to $11.9 million (December 31, 2019 – $5.0 million), which relates to various contractual commitments in the normal course of business. In addition at March 31, 2020, lease liabilities amounted to $498,748 (December 31, 2019 – $532,348).

Liquidity outlook and risks

While the Company currently has no source of revenue, management believes its cash and cash equivalents of $114.7 million (as of March 31, 2020), will be sufficient to fund its minimum exploration activities and general working capital for the next 12 months. At April 30, 2020, the Company had cash and cash equivalents of $229.8 million, of which $174.8 million (US$125.7 million) was in U.S. dollars. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. To advance beyond the currently planned underground and surface exploration programs at Las Chispas, the Company may require additional financing, which is subject to several factors, many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing, and industry conditions.

Commitments

The Company leases its head office under a non-cancellable lease expiring within five years. On renewal, the terms of the lease are renegotiated. The Company also leases equipment and has one other lease which is considered a low value lease and as such is included in the consolidated statement of comprehensive loss and not the consolidated statement of financial position. Commitments for minimum lease payments in relation to non-cancellable leases are payable as follows:

Lease liabilities	March 31, 2020	December 31, 2019
Lease liabilities	$498,748	$532,348
Less: current portion	(175,620)	(175,620)
Long-term portion	$323,128	$356,728

Undiscounted lease payments	March 31, 2020
Not later than 1 year	$183,806
Later than 1 year and not later than 5 years	395,886
$579,692

Changes to the Company’s lease liabilities were as follows:

	Three months ended	Year ended
	March 31, 2020	December 31, 2019
Opening balance	$532,348	$-
Lease liability due to initial application of IFRS 16	-	645,052
New leases	-	10,452
Interest expense	13,007	(58,028)
Interest paid	(13,007)	58,028
Payment of principal portion of lease liabilities	(33,600)	(123,156)
Balance, end of period (year)	$498,748	$532,348

As at March 31, 2020, the Company has incurred $1,203,656 of construction in progress costs to date. At March 31, 2020, the Company had committed to an additional $1,467,577 of costs related to construction in progress.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

6.   FINANCINGS & USE OF PROCEEDS

August 2019 Financing

On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25.3 million ($23.7 million net proceeds).

The following table compares the estimated and actual use of net proceeds from the August 2019 Prospectus Offering (other than working capital) to March 31, 2020:

			Actual and accrued	Actual and accrued
			expenditures to	expenditures to
Description of expenditure	Estimated cost	Estimated cost	March 31, 2020	March 31, 2020
	(Cdn.$)(1)	(U.S.$)	(Cdn.$)(2)	(U.S.$)
Feasibility study	4,638,550	3,500,000	2,592,531	1,945,614
In‑fill and expansion drilling	5,301,200	4,000,000	5,330,000	4,000,000
Underground exploration and development	5,963,850	4,500,000	5,996,250	4,500,000
Permitting and water rights	1,325,300	1,000,000	409,112	307,026

(1) Based on the exchange rate of U.S.$1.00 = $1.3253 as at August 6, 2019 used in the prospectus for the August 2019 Prospectus Offering.

(2) Expenditures were made or accrued in U.S. dollars. Based on the exchange rate of U.S.$1.00 = $1.3325, the average rate from October 1, 2019 to March 31, 2020.

December 18, 2019 Financing

On December 18, 2019, the Company completed a short form prospectus offering for gross proceeds of $92.0 million ($86.8 million net proceeds).

The following table compares the estimated and actual use of net proceeds from the December 2019 Prospectus Offering (other than working capital) to March 31, 2020:

			Actual and accrued	Actual and accrued
			expenditures to	expenditures to
Description of expenditure	Estimated cost	Estimated cost	March 31, 2020	March 31, 2020
	(Cdn.$)(1)	(U.S.$)	(Cdn.$)(2)	(U.S.$)
For Las Chispas Property
Exploration infill and expansion drilling	30,000,000	22,671,000	13,648,542	10,242,808
Underground exploration and development	30,000,000	22,671,000	6,656,031	4,995,145
Surface infrastructure, permitting and development work	3,000,000	2,267,100	794,551	596,286
Road construction and access	1,000,000	755,700	-	-
Geophysics, environmental and sustainability	1,000,000	755,700	-	-
Prospective local property acquisitions and related exploration work	4,000,000	3,022,800	-	-

(1) Based on the exchange rate of U.S.$1.00 = $1.3233 as at December 10, 2019 used in the prospectus for the December 2019 Prospectus Offering.

(2) Expenditures were made or accrued in U.S. dollars. Based on the exchange rate of U.S.$1.00 = $1.3325, the average rate from October 1, 2019 to March 31, 2020.

January 10, 2020 Financing

On January 10, 2020, the Company completed a private placement with SSR Mining of 1,819,074 common shares at a price of $7.28 per common share for gross proceeds of $13.2 million. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. SSR Mining subsequently sold these shares reducing their ownership interest below 9.9% (refer to “2. Highlights – Corporate update”) The Company intends to use these proceeds for general working capital.

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and lease liabilities. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company’s accounts payable and accrued liabilities (related to deferred share units) are measured using level 1 inputs. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Please refer to note 11 of the audited consolidated financial statements for the year ended December 31, 2019. Where material, these risks are reviewed and monitored by the Board of Directors.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

Professional fees

During the three months ended March 31, 2020, the Company paid or accrued professional fees of $129,358 (March 31, 2019 – $59,978) and capital stock issuance costs of $41,735 (March 31, 2019 – $14,832), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. As at March 31, 2020, $98,616 (December 31, 2019 – $128,821) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer (“CEO”), President, Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”), and directors. Key management personnel compensation is summarized as follows:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Management fees(1)	$102,402	$81,250
Management remuneration(2)	224,628	153,457
Director fees	55,505	38,132
Share-based compensation(3), (4)	971,594	1,566,523
	$1,354,129	$1,839,362

(1) Total management fees of $102,402 (March 31, 2019 – $81,250) were paid to Maverick Mining Consultants Ltd., a company controlled by the CEO, of which $52,402 (March 31, 2019 – $Nil) was recorded as exploration and evaluation expenditures.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO, of which $83,857 (March 31, 2019 – $61,798) was recorded as exploration and evaluation expenditures.

(3) Share-based compensation is the vested portion of the fair value at grant date of stock options awarded to all directors and officers of the Company.

(4) During the three months ended March 31, 2020, the Company recorded share-based compensation of $539,308 (March 31, 2019 – $504,778) for the vested portion of options granted to the CEO, CFO, COO, and the Company’s VP of Exploration and Technical Services, of which $336,169 (March 31, 2019 – $403,478) was recorded as exploration and evaluation expenditures and $203,139 (March 31, 2019 – $101,300) was recorded as share-based compensation in the statements of loss and comprehensive loss.

Other transactions

During the three months ended March 31, 2020, the Company:

•  paid remuneration of $33,558 (March 31, 2019 – $25,152) to Nathan Fier (an employee providing technical services and son of the CEO) of which $31,880 (March 31, 2019 – $19,675) was recorded as exploration and evaluation expenditures and $1,678 (March 31, 2019 – $5,477) was expensed. The Company also recorded share-based compensation of $44,361 (March 31, 2019 – $31,667) for the vested portion of stock options granted to this employee, of which $42,143 (March 31, 2019 – $24,700) was recorded as exploration and evaluation expenditures and $2,218 (March 31, 2019 – $6,967) was expensed; and

•   recorded loans receivable at March 31, 2020 of $344,077 (December 31, 2019 – $341,294) due from officers of the Company. The loans accrue interest at a rate of 2% per annum and are due at December 31, 2020.

The Company has an allocation of costs agreement with Goldsource, a company related by common directors and officers (N. Eric Fier, Nicholas Campbell, and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. During the three months ended March 31, 2020, the Company allocated to Goldsource $37,378 (March 31, 2019 – $60,397) for its share of these expenses, of which $34,862 (December 31, 2019 – $36,428) was receivable from Goldsource at March 31, 2020. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

9.    OUTSTANDING SHARE CAPITAL

As of May 12, 2020, the Company had the following common shares, share purchase warrants and options issued and outstanding:

Issued & Outstanding Shares:			127,282,381
	$ per share	Expiry
Warrants:	$4.03	Jan 11, 2021	50,000
Options:	$0.16 - $8.24	Dec 9, 2020 - Dec 19, 2024	7,804,250
Fully Diluted			135,136,631

10. OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2020, the Company had no off-balance sheet arrangements.

11. PROPOSED TRANSACTION

As at March 31, 2020, and the date hereof, the Company had no disclosable proposed transaction. It is the Company’s policy not to disclose transactions until they are fully executed.

12. CHANGES IN ACCOUNTING POLICIES

There were no changes in the Company’s accounting policies during Q1, 2020.

13. RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company’s financial statements or that may affect them in the future. See “Risk Factors” in the Company’s Annual MD&A for the year ended December 31, 2019 for other risks affecting or that could potentially affect the Company. Important risk factors to consider, among others, are:

•    Activities of the Company may be financially impacted by the COVID-19 pandemic

•    No history of operations or earnings

•    No revenue from operations; requirement for additional capital and financing risks

•    Development plans and cost estimates for Las Chispas may vary or not be achieved.

14.   CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 4 to the audited consolidated financial statements for the year ended December 31, 2019. Management has made the following critical estimates:

Recoverable value of and impairment of non-current assets

Management must estimate the recoverable value of the Company’s non-current assets and determine whether or not indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable resources, and exploration potential; future production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets including exploration and evaluation assets and property and equipment.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty. Any changes in assumptions related to share-based payments could affect the amount of share-based payment reserve and compensation.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED MARCH 31, 2020	TSX: SIL | NYSE American: SILV

Income taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense, and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than estimates, the ability to realize the deferred tax assets recorded on the statement of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret tax law differently. These factors may affect the final amount or the timing of tax payments.

Collectability and Classification of IVA Recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of IVA recoverable.

There have been no material changes to critical accounting estimates in the past two years that have resulted in material changes to the Company’s overall financial performance.

15. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. During 2018, the Company adopted the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) internal control framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

During Q1, 2020, the Company’s employees began working remotely from home due to Company COVID-19 protocols. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there has been no significant changes in the Company’s internal controls over financial reporting during Q1, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.